SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

CVR Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

12662P108

(CUSIP Number)

Jesse A. Lynn, Esq.

General Counsel

Icahn Enterprises L.P.

16690 Collins Avenue, PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12662P108

1.	NAME OF REPORTING PERSON

IEP Energy Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

66,692,381

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

66,692,381

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,692,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.3%

14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. 12662P108

1.	NAME OF REPORTING PERSON

American Entertainment Properties Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

66,692,381

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

66,692,381

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,692,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.3%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 12662P108

1.	NAME OF REPORTING PERSON

Icahn Enterprises Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

66,692,381

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

66,692,381

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,692,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.3%

14	TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 12662P108

1.	NAME OF REPORTING PERSON

Icahn Enterprises G.P. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

66,692,381

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

66,692,381

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,692,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.3%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 12662P108

1.	NAME OF REPORTING PERSON

Beckton Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

66,692,381

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

66,692,381

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,692,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.3%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 12662P108

1	NAME OF REPORTING PERSON

Carl C. Icahn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

66,692,381

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

66,692,381

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,692,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.3%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 13, 2012 (as previously amended, the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the “Shares”), issued by CVR Energy, Inc. (the “Issuer”), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons refers to IEP Energy Holding LLC (“IEP Energy Holding”), American Entertainment Properties Corp. (“AEP”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Icahn Enterprises Holdings is the sole stockholder of AEP and AEP is the sole member of IEP Energy Holding. Beckton is 100 percent owned by Mr. Icahn. The principal business address of each of the Reporting Persons is 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following as the next to last paragraph of Item 4:

As further described in Item 5(c), the Reporting Persons sold 4,100,000 Shares on September 11, 2023. Reference is made to Item 6 below for certain restrictions on the ability of the Reporting Persons to offer, sell or otherwise dispose of the remaining Shares which the Reporting Persons own.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)       The Reporting Persons may be deemed to beneficially own, in the aggregate, 66,692,381 Shares, representing approximately 66.3% of the Issuer's outstanding Shares (based upon 100,530,599 Shares outstanding as of July 28, 2023, as disclosed by the Issuer in the Issuer’s Form 10-Q for the quarter ended June 30, 2023).

(b)        IEP Energy Holding has sole voting power and sole dispositive power with regard to 66,692,381 Shares. Each of AEP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Item 5(c) of the Schedule 13D is hereby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as noted otherwise noted below, all of such sales of Shares were effected in open market transactions.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
IEP Energy Holding	8/18/2023	(149,261)	$35.15
IEP Energy Holding	8/21/2023	(120,243)	$34.50
IEP Energy Holding	8/22/2023	(127,304)	$34.60
IEP Energy Holding	8/23/2023	(9,529)	$33.26
IEP Energy Holding	9/11/2023	(4,100,000)*	$35.20

*Sale was made to a market-maker pursuant to Section 144(f)(1)(ii) of the Securities Act of 1933, as amended.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

In connection with the sales of Shares effected on September 11, 2023 (as further described in Item 5(c)), the Reporting Persons agreed with the market-maker who effected the sale not to offer, sell or otherwise dispose of any Shares without the prior written consent of such market-maker prior to the expiry of 90 days following September 11, 2023.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2023

IEP ENERGY HOLDING LLC

By:          /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Accounting Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:          /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Accounting Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:          /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer

BECKTON CORP.

By:          /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Vice President

/s/ Carl C. Icahn___________

CARL C. ICAHN

[Signature Page of Amendment No. 28 to Schedule 13D – CVR Energy Inc.]